</SEC-HEADER>
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 17)

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,481,474


8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,481,474

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     564,961

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     564,961

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,961

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IC

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     548,788

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     548,788

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     548,788

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14.  TYPE OF REPORTING PERSON*

     PN

 CUSIP No. 210226106
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, an investment company registered under the Investment Company Act of 1940, as amended ("Wintergreen Fund"), (ii) Wintergreen Partners Fund, LP, a US Private Investment Fund ("Wintergreen Partners") and (iii) Wintergreen Advisers, LLC, a Delaware limited liability company ("Wintergreen") which acts as sole investment manager of the Wintergreen Fund, Wintergreen Partners and other investment vehicles. (Each of Wintergreen Fund, Wintergreen Partners and Wintergreen may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"). The Managing Members of Wintergreen are David J. Winters and Elizabeth N. Cohernour (the "Managing Members"), each of which is a citizen of the United States. David J. Winters is the portfolio manager at
Wintergreen and Elizabeth N. Cohernour is the chief operating officer at Wintergreen.

The principal business and principal office address of each of the Managing Members, Wintergreen Fund, Wintergreen Partners and Wintergreen is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Managing Members or Reporting Persons have, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of the Reporting Persons or the Managing Members have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen may be deemed to beneficially own 1,481,474 Shares.

As of the date hereof Wintergreen Fund beneficially owns 564,961 Shares.

As of the date hereof Wintergreen Partners beneficially owns 548,788 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund, Wintergreen Partners and other investment vehicles managed by Wintergreen. The aggregate funds used by the Reporting Persons to make the purchases was approximately $90.9 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Advisory clients of Wintergreen are the beneficial owners of approximately 25.9% of the Issuer's common stock. Wintergreen has initiated discussions with the Issuer on maximizing the value of the Daytona properties, through direct development or partnerships. Wintergreen intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

On November 20, 2008, Wintergreen delivered three shareholder proposals (the "November 20 Proposals") to the Issuer. In the November 20 Proposals, Wintergreen seeks (1) to nominate four independent candidates for Issuer's Board of Directors, (2) require annual election of all directors, and (3) require that the Chairperson of the Board of Directors be an independent director. A copy of the November 20 Proposals is attached hereto as Exhibit B and incorporated herein by reference.

Wintergreen may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Wintergreen does not currently have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of
Item 4 of the instructions to Schedule 13D.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Wintergreen may be deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen has the sole power to vote or direct the vote of 1,481,474 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 1,481,474 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Wintergreen specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 564,961 Shares (1), constituting 9.9% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 564,961 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 564,961 Shares.

(1) Wintergreen Fund has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

(a, b) As of the date hereof, Wintergreen Partners is the beneficial owner of 548,788 Shares (1), constituting 9.6% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 548,788 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 548,788 Shares.

(1) Wintergreen Partners has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

     (c) Wintergreen caused its advisory clients to effect transactions in the Shares during the past 60 days as set forth below:

   DATE              TYPE                NO OF SHARES      PRICE/SHARE
   ----              ----                -----------      ----------


     (d) Inapplicable.

     (e) Inapplicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Shareholder Proposals dated November 20, 2008

--------------------------------------------------------------------------------







                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________


Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________


Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________
November 28, 2008



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT
The undersigned agree  that this Amendment No 17  to Schedule 13D dated November
28, 2008,  relating  to  the  Common  Stock,   par  value  $1.00  per  share  of
Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

November 28, 2008

                                                                Exhibit B

Wintergreen Advisers, LLC
333 Route 46 West
Suite 204
Mountain Lakes, New Jersey
07046

Consolidated-Tomoka Land Co
c/o Linda Crisp, Corporate Secretary
Post Office Box 10809
Daytona Beach, Florida
32120-0809

November 20, 2008

Dear Ms. Crisp:

Wintergreen Advisers, LLC, intends to present the following proposals at the Consolidated-Tomoka Land Co. (the "Company") 2009 Annual Meeting of Shareholders (the "Annual Meeting").

Recommending Shareholder Information

The name and address of the recommending shareholder is Wintergreen Advisers, LLC (the "Adviser"), 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046. The telephone number of the Adviser is (973) 263-2600. The undersigned, David J. Winters, is the Managing Member and CEO of the Adviser. As of the date of this letter, Wintergreen Advisers, LLC may be deemed to beneficially own 1,481,474 shares of common stock, par value $1.00 per share ("Common Stock"), of Consolidated-Tomoka Land Co. (the "Company"), which constitutes 25.9% of the Common Stock. The Common Stock was purchased between February 21, 2006 and Dec 5, 2007. The Adviser is the investment adviser to Wintergreen Fund, Inc. (the "Fund"), a registered investment company, which is the beneficial owner of 564,961 shares of Common Stock (approximately 9.9% of the outstanding shares). The Adviser also serves as investment adviser to other pooled investment vehicles, which also own additional shares of Common Stock of the Company (the Fund, the other investment vehicles and the Adviser shall be referred to collectively herein as "Wintergreen"). Wintergreen has beneficially owned more than 10% of the Common Stock of the Company since May 2006. Wintergreen has a good faith intention to continue to hold the Common Stock through the date of the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to present the following proposals.

Proposal 1

Wintergreen hereby nominates Dianne Neal to fill the current vacancy on the Board to serve in the class of Directors with terms currently ending in 2010. Wintergreen also nominates each of Francis G. O'Connor, John J. Allen and Jeffry
B. Fuqua as a candidate for election to the Company's Board of Directors (the "Board") at the Annual Meeting to serve in the class of Directors, which after the Annual Meeting, will serve for terms scheduled to end in 2012.

Supporting Statement

Wintergreen is nominating four highly qualified nominees who are independent from Wintergreen and who we believe possess the expertise necessary to work to restore and enhance shareholder value. The nominees are independent of the Company in accordance with Listing Standards of NYSE Alternext US LLC and are committed to exploring all alternatives to increase shareholder value.

In Wintergreen's view, each of the nominees, if elected, would represent all the shareholders and will not serve the purpose of advancing or favoring any particular shareholder or other constituency of the Company.

You are urged to vote "FOR" the election of all of our nominees.

In accordance with the instructions provided in the Company's Proxy Statement filed on March 20, 2008, we hereby submit the following information (including the information attached as Appendix A), with regards to each of the nominees:

Nominee Information

Name
Dianne M. Neal

Business Experience
Ms. Neal was the Executive Vice President and Chief Financial Officer of Reynolds American Inc. until March 2008. Ms. Neal joined Reynolds Tobacco in 1988. She became Executive Vice President of R.J. Reynolds Tobacco Holdings, Inc. and R.J. Reynolds Tobacco Company in July 2003. On the creation of Reynolds American Inc., Ms. Neal was named the Executive Vice President and Chief Financial Officer of Reynolds American Inc. in August 2004. Prior to July 2003, she served as Vice President of Investor Relations of R.J. Reynolds Tobacco Holdings, a position she began in June 1999. Ms. Neal holds a Masters of Business Administration and a Bachelor of Science in Accounting, both from the Bryan School of Business at University of North Carolina at Greensboro.

Name
Frank O'Connor

Business Experience
Mr. O'Connor established Putnam Consultants, LLC in 2005. In this role, he assists bank clients with a broad range of projects involving banking systems and risk management. From May, 1995 to August, 2005, Mr. O'Connor held several positions with JP Morgan Chase Bank, N.A. most recently as a Credit Executive in Investor Services. Prior to May, 1995, he worked in the Bank Supervision Group of the Federal Reserve Bank of New York. Mr. O'Connor holds an MBA in Management/International Business and a BS in Finance, both from the NYU Stern School of Business.

Name
John J. Allen

Business Experience
Mr. Allen is founder and president of Allen Land Group, Inc. and Mitigation Solutions, Inc., as well as various other real estate related companies. Mr. Allen has been president of Allen Land Group, Inc. since its inception in 1994. In his role as President of Allen Land Group, Mr. Allen has been involved in raw land permitting and development in northeast Florida for over twenty years. Mr. Allen's Mitigation Solutions established the first totally privately funded mitigation land bank in Florida. Prior to becoming involved in real estate, Mr. Allen worked in commercial banking at Barnett Banks, Inc. Mr. Allen holds a BS in Agricultural Economics from Cornell University.

Name
Jeffry B. Fuqua

Business Experience
Mr. Fuqua is owner and president of Amick Construction Co., Inc. Mr. Fuqua joined Amick as a general manager in 1975 and became the president and owner of Amick in 1977. Amick is involved in all aspects of highway and heavy construction. Mr. Fuqua is also Chairman of the Greater Orlando Aviation Authority (GOAA), Chairman of Liberty Bancorporation, and Chairman of Orlando National Bank. As Chairman of the GOAA, Mr. Fuqua oversaw a $3.3 billion capital improvement and growth program for Orlando International Airport. Mr. Fuqua has extensive experience in real estate development in Central Florida, including single family lots, multi-family rental projects, commercial and industrial properties. Mr. Fuqua holds a BA in philosophy, as well as Masters and Doctorate degrees in Mathematics from the University of Miami.

Proposal 2

Resolution

RESOLVED: That Article VI (b) of the articles of incorporation of Consolidated-Tomoka Land Co. be amended and restated in its entirety as follows: Members of the board shall be elected annually to serve until the next annual meeting of shareholders and until their successors are elected. Any vacancy occurring in the board of directors may be filled by a majority of the directors then in office. A new directorship resulting from an increase in the number of directors shall be construed to be a vacancy.

Supporting Statement

Wintergreen believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our Board is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

The performance of our management and our Board is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

Investors generally favor requiring annual elections for all directors. Shareholder proposals recommending annual elections received, on average, 63.9% of the vote in the first half of 2007, according to Institutional Shareholder Services (ISS) (2007 ISS Postseason Report). ISS also found that the prevalence of classified boards among S&P 500 companies has fallen dramatically, putting companies with classified boards in the minority. Similarly, one study found that de-staggering the board creates value for shareholders and noted that proposals to de-stagger boards are often the most common and popular shareholder proposals (Undoing the Powerful Anti-Takeover Force of Staggered Boards, October 2006)

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

Wintergreen regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect a need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.


Proposal 3

Resolution

RESOLVED: Shareholders of Consolidated-Tomoka Land Co. request that the Board adopt a policy that the Chairman of the Board shall be a director who is independent from the Company.

For the purposes of this policy, "independent" has the meaning set forth in the Listing Standards of NYSE Alternext US LLC ("NYSE-A"), unless the Company's common stock ceases to be listed on the NYSE-A and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board determines that a Chairman who was independent at the time he or she was selected is no longer independent, or in the event of the Chairman's incapacity, the Board shall select a new Chairman who satisfies the requirements of this policy within 60 days of such determination. Compliance with this policy shall be excused if no director who qualifies as independent is elected by the shareholders or if no director who is independent is willing to serve as Chairman.

Supporting Statement

Currently, the Company's CEO William H. McMunn serves as the Chairman of the Board. Yet our Board has several core responsibilities that involve overseeing the CEO, including monitoring CEO performance, compensating the CEO, and CEO succession planning.

According to ISS, more companies than ever before have separated Chairman and CEO positions (2007 ISS Postseason Report). In addition, the National Association of Corporate Directors includes independent board leadership as one of its key principles to strengthen corporate governance (NACD, Key Agreed Principles to Strengthen Corporate Governance for U.S. Publicly Traded Companies, October 2008).

We believe the Board should establish a policy whereby the role of Chairman and CEO are separated to ensure proper oversight of executives and to increase accountability by executive management to the entire Board.

For the Board to better assess the challenges of the current financial environment, the Company's strategic priorities, and to properly manage our Company's executives, we urge shareholders to vote FOR this proposal.


Please be advised that neither the delivery of this letter nor the delivery of additional information, if any, provided by or on behalf of Wintergreen or any of its affiliates to the Company from and after the date hereof shall be deemed to constitute an admission by Wintergreen or any of its affiliates that this letter or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by Wintergreen or any of its affiliates of its right to, in any way, contest or challenge any such matter.

Please direct any questions regarding the information contained in this correspondence to our legal counsel, Patricia Poglinco ((212) 574-1247), or Fola Adamolekun ((212) 574-1320), of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, or to our special Florida counsel, Ronald Albert, Jr. ((305) 373-9474) of Broad and Cassel, One Biscayne Tower, 2 South Biscayne Boulevard, Miami, Florida 33131.


Sincerely yours,

/s/ David J. Winters

David J. Winters, Managing Member
Wintergreen Advisers, LLC


</SEC-DOCUMENT>
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